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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                         ABR INFORMATION SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)



                         ABR INFORMATION SERVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)


                 VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    00077R108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                               JAMES P. O'DROBINAK
                SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                         ABR INFORMATION SERVICES, INC.
                           34125 U.S. HIGHWAY 19 NORTH
                           PALM HARBOR, FL 34684-2141
                                 (727) 785-2819
   (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE
         AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                                 WITH COPIES TO:

                             FRANCIS J. AQUILA, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000

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     This Amendment No. 2 to the Solicitation/Recommendation Statement on
Schedule 14D-9 (this "Amendment") relates to the offer by Spring Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of voting common stock, par value $0.01 per share (the "Shares"), of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 7, 1999 and in the related Letter of Transmittal.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is hereby amended and supplemented by replacing the last paragraph at the end of the section labeled "Antitrust" with the following paragraph:

     On May 17, 1999, early termination of the statutory waiting period under the HSR Act was granted. Therefore, the condition to acquisition of the Shares by Parent relating to the waiting period has been satisfied.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 1999



                              ABR INFORMATION SERVICES, INC.


                              By:      /S/ JAMES E. MACDOUGALD
                                 -----------------------------------------
                                   Name:  James E. MacDougald
                                   Title: President and Chief Executive Officer